File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A.B. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2008

(Filed November 14, 2008)

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain Zozaya 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 107(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

CONTENTS

Documents Attached:

* Press Information dated November 14, 2008

Release

The Board of Directors has designated

Hugo Lara as Vitro's Chief Executive Officer

San Pedro Garza Garcia, Nuevo Leon, Mexico, November 14, 2008 - Vitro S.A.B. de C.V. (BMV: VITROA; NYSE: VTO), announced that the Company is taking the necessary measures in order to embrace the current worldwide financial situation and with this purpose, the Board of Directors has decided to provide a professional approach to the Company's management by integrating an independent executive, designating Hugo Lara as the new CEO of Vitro.

Federico Sada, former CEO will continue as a member of the Board of Directors.

"On behalf of each and every member of the Board of Directors, we wish to thank Federico for his extraordinary contribution to the Company during his 34 year career. We recognize his dedication and commitment to Vitro during more than three decades", said Adrian Sada G., Chairman of the Board.

Before working at Vitro, Hugo Lara leaded Parmalat in Mexico as its CEO. During his more than five years career in the Company, he has been in charge of several executive positions and was former Flat Glass business unit President.

Hugo Lara stated that he will immediately focus on a cost and expenses reduction program, as well as to an organizational restructuring process in order to strengthen Vitro's financial position and liquidity.

At the same time, he commented that each of the Company's business unit's plans will be reviewed to assure its viability through the challenging financial environment we are facing.

The Board of Directors pointed out that it will closely follow each and every one of the actions implemented in the future by the Company  to assure it continues creating value for its customers, shareholders, suppliers, investors, employees, financial institutions and other key audiences.

Vitro, S.A.B. de C.V. (BMV: VITROA; NYSE: VTO), is one of the largest glass manufacturers in the world. Through our subsidiary companies we offer products with the highest quality standards and reliable services to satisfy the needs of two distinct business sectors: glass containers and flat glass. Our manufacturing facilities produce, process, distribute and sell a wide range of glass products that offer excellent solutions to multiple industries that include: wine, beer, cosmetic, pharmaceutical, food and beverage, as well as the automotive and construction industry. Also, we supply raw materials, machinery and industrial equipment to different industries. We constantly strive to improve the quality of life for our employees as well as the communities in which we do business by generating employment and economic prosperity thanks to our permanent focus on quality and continuous improvement as well as consistent efforts to promote sustainable development. Our World Headquarters are located in Monterrey, Mexico where Vitro was founded in 1909 and now embarks major facilities and a broad distribution network in ten countries in the Americas and Europe. For more information, you can access Vitro's Website at: http://www.vitro.com

For more information, please contact:

Media Albert Chico Smith Roberto Riva Palacio Vitro, S. A. B. de C.V. +52 (81) 8863-1661/1689 achico@vitro.com rriva@vitro.com	Investor Relations Adrian Meouchi/Angel Estrada Vitro S.A.B. de C.V. + (52) 81-8863-1765 / 1730 ameouchi@vitro.com aestradag@vitro.com	U.S. Agency Susan Borinelli / Kay Breakstone Breakstone Group (646) 330-5907 sborinelli@breakstone-group.com kbreakstone@breakstone-group.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A.B. DE C.V.

By  /s/ Claudio L. Del Valle Cabello
Name: Claudio L. Del Valle Cabello
Title: Attorney in Fact

Date: November 14, 2008